EXHIBIT 99.1

Statoil ASA: Ex dividend and ex rights to participate in dividend issue  for the second quarter 2017

From 1 November 2017, the shares in Statoil (OSE: STL, NYSE: STO) at Oslo Børs (Oslo Stock Exchange) and American Depository Receipts (ADRs) in Statoil listed at New York Stock Exchange will be traded ex dividend USD 0.2201 and ex rights to participate in the dividend issue (scrip dividend programme) for second quarter 2017.

Record date at Oslo Børs and New York Stock Exchange is 2 November 2017.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.